Mail Stop 3561

      							December 22, 2005
Via U.S. Mail and Fax (516-396-9528)
Mr. Harry V. Maccarrone
Executive Vice President and Chief Financial Officer
COMFORCE Corporation
415 Crossways Park Drive
P.O. Box 9006
Woodbury, NY 11797

	Re:	COMFORCE Corporation
      Form 10-K for Fiscal Year Ended December 26, 2004
		Filed March 25, 2005

		Form 10-Q for Fiscal Quarters Ended September 25, 2004
		File No. 1-06081

Dear Mr. Maccarrone:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 26, 2004

Consolidated Statements of Cash Flows, page F-6

1. Footnote 10 to SFAS 95 indicates that separate disclosure of cash flows pertaining to discontinued operations reflected in the operating, investing, and financing categories is not required. However, an enterprise that chooses to report separately operating cash flows from discontinued operations shall do so consistently for all periods affected.

In future filings, please revise your Consolidated Statements of Cash
Flows to consistently report discontinued operations within Cash flows from operating activities. Also, please note that SFAS 95 does not support presenting operating, investing, and financing cash flows from discontinued operations all within the operating cash flows category.

Form 10-Q for Fiscal Quarters Ended September 25, 2005

Condensed Consolidated Statement of Operations, page 4

2. We note from your disclosures on page 17 that your income tax provision includes a tax benefit of $4.3 million associated with the resolution of certain federal and state income tax contingencies. Tell us in detail about the nature of those contingencies and your determination of the tax benefit.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dave Walz, Staff Accountant, at (202) 551-
3358
or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Harry V. Maccarrone
COMFORCE Corporation
December 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE